Exhibit 99.2
(a joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 525)
OVERSEAS REGULATORY ANNOUNCEMENT
FIRST QUARTERLY REPORT FOR 2009

In accordance with the requirement of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (“the Company”) is required to issue the First Quarterly and the Third Quarterly Report.
The financial information set out in this quarterly results announcement has not been audited, has been prepared in accordance with the PRC Accounting Standards.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE
1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2	All Directors of the Company attended the meeting of the Board.

1.3	The first quarter financial statements of the Company have not been audited.

1.4	Mr. He Yuhua, person-in-charge of the Company, Mr. Shen Yi, person-in-charge for accounting matters, Mr. Tang Xiangdong, Chief Accountant and Lin Wensheng, person-in-charge of accounting institution hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY
2.1	Principal accounting data and f inancial indicators

			Currency: RMB
			Percentage increase/
			decrease compared
	At the end of this	At the end of	with the end of prior
	reporting period	prior year	year (%)
Total asset	29,177,954,331.49	28,927,198,897.21	0.87
Owners’ funds (or shareholders’ funds)	22,719,576,589.38	22,444,032,568.15	1.23
Net assets per share attributable to shareholders of listed companies	3.20	3.16	1.26

	From the beginning of	Percentage increase/ decrease
	the year to the end of the	compared with the same
	reporting period	period of last year (%)
Net cash flow from operating activities	426,504,237.16	52.62
Net cash flow from operating activities per share	0.06	52.62

			Percentage
		From the beginning	increase/ decrease
		of the year to the	compared with the
		end of the reporting	same period of
	Reporting period	period	last year (%)
Net prof it attributable to shareholders of listed companies	274,336,042.37	274,336,042.37	16.58
Basic earnings per share	0.039	0.039	16.58
Basic earnings per share after non-recurring gain or loss	0.039	0.039	16.29
Diluted earnings per share	0.039	0.039	16.58
Fully diluted return rate on net assets (%)	1.21	1.21	0.14% Increase
Fully diluted return rate on net assets after non-recurring gain or loss (%)	1.21	1.21	0.14% Increase

Non-recurring gain or loss		Amounts from the beginning of the year
items		to the end of the reporting period
(1)	Loss/(gain) on disposal of non-current assets	-406,048.22
(2)	Income from government grants	850,772.98
(3)	Other non-operating income and expenses, net	-133,277.82
(4)	Effect of income tax on non-recurring gain or loss	364,989.74
Total		676,436.68

2.2	TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN SHAREHOLDERS HOLDING SHAR ES WITHOUT SELLING R ESTR ICTIONS AT THE END OF THE R EPORTING PERIOD

Unit: Share
Total number of shareholders at the end of the reporting period (Number)	526,777 (526,306 holders of A shares and 471 holders of H shares)
Top ten circulating shareholders holding shares without selling restrictions

	Number of
	circulating shares
	held without
	selling restrictions
	at the end of the
Name of shareholders (Full name)	reporting period	Type
HKSCC NOMINEES LIMITED (Note)	1,399,886,831	H shares
China Life Insurance Group Company — Traditional — Ordinary Insurance Products — 005L — CT001 Shanghai	70,000,000	A shares
CSIC Finance Co., Ltd	53,191,000	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
ICBC — Nanfang Longyuan Production Themed Equity Securities Investment Fund	33,142,377	A shares
ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	31,799,979	A shares
Shenergy Company Limited	28,122,498	A shares
ICBC — Lion Stock Securities Investment	27,619,769	A shares
National Social Security Fund 502	20,478,000	A shares
Agricultural Bank of China — Penghua Dynamic Growth Hybrid Securities Investment Fund (LOF)	19,999,994	A shares

Note:	H shares held by HKSCC NOMINEES LIMITED were held in the capacity of various clients.

3.	SIGNIFICANT EVENTS
3.1	Signif icant changes of key accounting items and f inancial indicators and the reasons for the changes

✓ Applicable ☐ Not applicable
(1)	Accounts receivable increased by 120.16% as compared with the end of last year. This was mainly due to the increase of revenue from transportation business;

(2)	Prepayments increased by 231.28% as compared with the end of last year. This was mainly due to the prepayments for purchasing new steel rails;

(3)	Deposits decreased by 31.75% as compared with the end of last year. This was mainly due to the decrease in deposits from buyers brought forward;

(4)	Finance costs increased by 68.95% as compared with the same period last year. This was mainly due to the capitalization of the interest expense of bank borrowings in relation to the Guangshen Fourth Rail Line;

(5)	Non-operating income increased by 78.81% as compared with the end of last year. This was mainly due to the write-off of amounts payable that could not be paid.
3.2	The progress and impact of signif icant events and the analysis and explanations for the solutions

☐ Applicable ✓ Not applicable
3.3	Status of fulf illment of commitments undertaken by the Company, shareholders and actual controller

✓ Applicable ☐ Not applicable

On 13 December 2006, the Company raised approximately RMB10.3 billion through the initial public offering of 2,747,987,000 RMB ordinary shares (A share) of RMB1 each at the issue price of RMB3.76 each. As the largest major shareholder of the Company, Guangzhou Railway (Group) Company under took before this public issue of A shares that 2,904,250,000 A shares of the Company held by it shall not be transferred or managed by any third party nominee or repurchased by the issuer within 36 months from the date of the listing of the A shares of the Company.

During the reporting period, the abovementioned commitment was observed, and there was no breach of commitments.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the corresponding period of last year

☐ Applicable ✓ Not applicable
3.5	Implementation of cash dividend policy during the reporting period

✓ Applicable ☐ Not applicable

Amendments to the Articles of Association of the Company have been passed at the tenth meeting of the fifth session of the Board of Directors of the Company, and would be proposed for consideration and approval at the Annual General Meeting of 2008 of the Company to define the dividend policy.
The Board of Directors of Guangshen Railway Company Limited
Shenzhen, the PRC 29 April 2009
As at the date of this announcement, the Executive Directors are He Yuhua, Shen Yi and Liu Hai; the Non-executive Directors are Cao Jianguo, Wu Houhui and Yu Zhiming; and the Independent Non-executive Directors are Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

4.	APPENDIX
Company and Combined Balance Sheet
31 March 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

	Combined		The Company
Assets	2009.03.31	2008.12.31	2009.03.31	2008.12.31
Current assets:
Bank balances and cash	1,569,771,573.57	1,568,251,957.37	1,541,489,163.47	1,540,157,915.39
Marketable financial assets
Notes receivables
Accounts receivables	598,944,922.88	272,049,659.84	596,944,797.62	269,264,104.46
Prepayments	102,684,817.41	30,996,434.88	102,500,261.41	30,669,722.10
Interests receivables
Dividends receivables			828,564.14	5,145,585.99
Other receivables	75,028,329.34	65,868,588.09	80,726,564.94	71,288,468.05
Inventories	178,351,423.16	201,923,052.59	175,399,243.47	198,816,990.53
Non-current assets maturing within one year
Other current assets
Total current assets	2,524,781,066.36	2,139,089,692.77	2,497,888,595.05	2,115,342,786.52
Non-current assets:
Financial assets held for sale
Investments held to maturity
Long term receivables	48,136,336.59	48,136,336.59	48,136,336.59	48,136,336.59
Long term option investments	169,339,421.86	169,031,033.53	247,895,536.47	247,587,148.14
Real estate investments
Fixed assets	24,752,626,137.28	24,919,065,807.75	24,669,587,353.31	24,834,872,960.57
Consturction-in-progress	544,247,413.06	504,774,924.00	544,247,413.06	504,774,924.00
Project prepayment	151,971,656.00	151,971,656.00	151,971,656.00	151,971,656.00
Construction materials
Disposal of fixed assets	162,081.23		162,081.23
Productive biological assets
Oil and gas assets
Intangible assets	591,454,753.68	595,867,953.08	556,885,909.87	561,052,447.37
Research expenses
Goodwill	281,254,606.47	281,254,606.47	281,254,606.47	281,254,606.47
Long term fees to be amortized	13,936,037.33	14,909,838.70	13,652,363.37	14,602,289.12
Deferred income tax assets	100,044,821.63	103,097,048.32	98,417,991.27	101,470,217.96
Other non-current assets
Total non-current assets	26,653,173,265.13	26,788,109,204.44	26,612,211,247.64	26,745,722,586.22
Total assets	29,177,954,331.49	28,927,198,897.21	29,110,099,842.69	28,861,065,372.74
Legal representative: He Yuhua Person-in-charge for accounting matters: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

Liabilities and	Combined		The Company
Shareholders’ equity	2009.03.31	2008.12.31	2009.03.31	2008.12.31
Current liabilities:
Short term borrowings	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
Marketable financial liabilities
Notes payable
Accounts payable	1,502,580,483.31	1,405,465,566.50	1,497,196,066.87	1,400,294,385.00
Deposits	39,746,955.59	58,236,549.63	38,982,574.78	56,446,197.17
Staff remuneration payable	339,240,044.41	353,813,604.50	326,842,118.44	340,843,531.07
Tax payable	119,110,871.91	93,233,342.41	114,659,448.38	89,314,826.42
Interests payable	7,244,545.00	7,157,032.50	7,244,545.00	7,157,032.50
Dividends payable	36,577.55	46,845.53	36,577.55	46,845.53
Other payables	450,773,983.45	564,718,334.12	473,934,870.76	586,037,369.37
Non-current liabilities maturing within one year	10,000,000.00	10,000,000.00	10,000,000.00	10,000,000.00
Other current liabilities
Total current liabilities	2,968,733,461.22	2,992,671,275.19	2,968,896,201.78	2,990,140,187.06
Non-current liabilities:
Long term borrowings	3,390,000,000.00	3,390,000,000.00	3,390,000,000.00	3,390,000,000.00
Bonds payables
Long term payables
Project payables
Estimated liabilities
Deferred income tax liabilities
Other non-current liabilities	99,644,280.89	100,495,053.87	99,644,280.89	100,495,053.87
Total non-current liabilities	3,489,644,280.89	3,490,495,053.87	3,489,644,280.89	3,490,495,053.87
Total liabilities	6,458,377,742.11	6,483,166,329.06	6,458,540,482.67	6,480,635,240.93
Shareholders’ equity:
Share capital	7,083,537,000.00	7,083,537,000.00	7,083,537,000.00	7,083,537,000.00
Capital reserves	11,564,500,889.19	11,564,500,889.19	11,564,461,609.05	11,564,461,609.05
Less: Treasury shares
Surplus reserves	1,797,228,576.76	1,797,228,576.76	1,797,228,576.76	1,797,228,576.76
Unappropriated profits	2,218,816,616.10	1,942,817,635.34	2,206,332,174.21	1,935,202,946.00
Translation differences of the foreign exchange statement
Total attributable to the parent’s shareholders’ equity	22,664,083,082.05	22,388,084,101.29	22,651,559,360.02	22,380,430,131.81
Minority interests	55,493,507.33	55,948,466.86
Total shareholders’s equity	22,719,576,589.38	22,444,032,568.15	22,651,559,360.02	22,380,430,131.81
Total liabilities and shareholders’ equity	29,177,954,331.49	28,927,198,897.21	29,110,099,842.69	28,861,065,372.74
Legal representative: He Yuhua Person-in-charge for accounting matters: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

Company and Combined Statement of Profit
From January to March 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

			Combined		The Company
			January to March	January to March	January to March	January to March
Items			2009	2008	2009	2008
I.	Revenues from operation		2,872,073,172.70	2,601,332,671.74	2,833,732,124.03	2,569,525,212.20
	Less:	operating cost	2,212,605,734.09	2,068,733,243.27	2,192,098,527.62	2,049,704,262.68
		Operating tax and additionals	65,786,691.61	54,911,619.15	64,320,137.43	53,773,882.53
		Sales cost	178,180.24	135,027.68
		Management expenses	189,440,938.49	149,203,508.78	178,239,764.53	139,954,026.72
		Financial costs	56,786,622.79	33,611,032.98	56,856,158.65	33,703,621.93
		Assets impairment losses		335,524.30		(2,287.00)
	Add:	gains from fair value changes
		Gains from investments	194,508.33	(57,176.17)	194,508.33	(57,176.17)
	Include:	gains from investments in associates and joint ventures	308,388.33	(57,176.17)	308,388.33	(57,176.17)
II.	Profits from operation		347,469,513.81	294,345,539.41	342,412,044.13	292,334,529.17
	Add:	Non-operating income	1,824,948.71	1,020,618.83	1,824,936.01	1,020,037.83
	Less:	Non-operating expenses	1,513,501.77	1,220,546.38	1,510,159.94	1,191,961.68
	Include:	Losses from disposal of non-current assets
III.	Gross profits		347,780,960.75	294,145,611.86	342,726,820.20	292,162,605.32
	Less:	Income tax expenses	72,989,959.85	58,888,546.85	71,597,590.73	58,065,393.99
IV.	Net profits		274,791,000.90	235,257,065.01	271,129,229.47	234,097,211.33
	Net profits attributable to shareholders of the parent		274,336,042.37	235,312,536.84
	Profits and losses of minority shareholders		454,958.53	(55,471.83)
	Include:	net profit of the acquiree of business combination under common control recognized before the combination
V.	Earnings per share:
	(1) Basic earnings per share		0.039	0.033
	(2) Diluted earnings per share		0.039	0.033

Legal representative: He Yuhua Person-in-charge for accounting matters: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

Company and Combined Cash Flow Statement
From January to March 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

		Combined		The Company
		January to March	January to March	January to March	January to March
Items		2009	2008	2009	2008
I.	Cash flow from operating activities:
	Cash received from sales of goods or rendering of services	2,341,508,928.05	2,239,276,178.31	2,304,966,431.69	2,208,161,895.77
	Proceeds from returned tax
	Cash received relating to other operating activities	37,436,913.07	116,569,472.12	35,144,433.48	110,786,719.82
Sub-total of cash inflows from operating activities		2,378,945,841.12	2,355,845,650.43	2,340,110,865.17	2,318,948,615.59
	Cash paid for goods and services	1,036,175,602.32	768,236,979.91	1,020,762,245.54	755,592,937.85
	Cash paid to and on behalf of employees	601,954,200.09	469,761,891.86	591,664,493.44	459,683,412.16
	Tax paid	115,898,407.02	149,913,639.47	112,606,623.36	146,367,294.23
	Cash paid relating to other operating activities	198,413,394.53	688,475,750.38	193,392,713.66	662,634,816.98
Sub-total of cash outflows from operating activities		1,952,441,603.96	2,076,388,261.62	1,918,426,076.00	2,024,278,461.22
Net cash flows from operating activities		426,504,237.16	279,457,388.81	421,684,789.17	294,670,154.37
II.	Cash flows from investing activities:
	Cash received from recovery of investments
	Cash received from investments gains			4,317,021.85	2,135,512.65
	Net cash received from disposal of fixed assets, intangible assets and other long term assets	2,841.35	(1,137.40)	2,841.35	(1,137.40)
	Net cash received from disposal of subsidiaries and other operating units
	Other cash received relating to investment activities
Sub-total of cash inflows from investing activities		2,841.35	(1,137.40)	4,319,863.20	2,134,375.25
	Cash paid to acquire or construct fixed assets, intangible assets and other long term assets	492,669,226.35	1,226,576,878.61	492,628,838.35	1,226,230,162.61
	Cash paid for investments
	Net cash received from subsidiaries and other operating units
	Cash paid relating to other investment activities
Sub-total of cash outflows from investing activities		492,669,226.35	1,226,576,878.61	492,628,838.35	1,226,230,162.61
Net cash flow from investing activities		(492,666,385.00)	(1,226,578,016.01)	(488,308,975.15)	(1,224,095,787.36)

			Combined		The Company
			January to March	January to March	January to March	January to March
Items			2009	2008	2009	2008
III.	Cash flow from financing activities:
	Cash received from investments
	Include:	Cash received by subsidiaries from minority investment
	Cash received from borrowings			150,000,000.00		150,000,000.00
	Cash received from issuance of debentures
	Cash received relating to other financing activities		127,446,957.69		127,446,957.69
Sub-total of cash inflows from financing activities			127,446,957.69	150,000,000.00	127,446,957.69	150,000,000.00
	Cash paid for repayment of borrowings
	Cash paid for distribution of dividends or profits or repayment of interests		59,789,306.81	48,703,847.92	59,515,636.79	48,703,847.92
	Include:	Dividends and profits paid by subsidiaries to minority shareholders
	Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities			59,789,306.81	48,703,847.92	59,515,636.79	48,703,847.92
Net cash flow from financing activities			67,657,650.88	101,296,152.08	67,931,320.90	101,296,152.08
IV.	Effect of foreign exchange rate changes on cash and cash equivalents		24,113.16	(654,456.44)	24,113.16	(641,019.33)
V.	Net increase in cash and cash equivalents		1,519,616.20	(846,478,931.56)	1,331,248.08	(828,770,500.24)
	Add:	Balance of cash and cash equivalents at the beginning of the period	1,568,251,957.37	2,352,350,949.77	1,540,157,915.39	2,327,940,187.62
VI.	Balance of cash and cash equivalents at the end of the period		1,569,771,573.57	1,505,872,018.21	1,541,489,163.47	1,499,169,687.38

Legal representative: He Yuhua Person-in-charge for accounting matters: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng